ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-180289
Dated October 27, 2014

Optimization

# HSBC USA Inc. Airbag Autocallable Yield Optimization Notes

$    Notes Linked to the Common Stock of Chesapeake Energy Corporation due on or about October 30, 2015
$    Notes Linked to the Common Stock of Southwest Airlines Co. due on or about October 30, 2015
$    Notes Linked to the Common Stock of Palo Alto Networks, Inc. due on or about October 30, 2015
$    Notes Linked to the Common Stock of Workday, Inc. due on or about October 30, 2015

## Investment Description

These Airbag Autocallable Yield Optimization Notes (the ''Notes'') are senior unsecured debt securities issued by HSBC USA Inc. (''HSBC'') with returns linked to the performance of the common stock of a specific company described herein (the ''Reference Stock''). The Notes will rank equally with all of our other unsecured and unsubordinated debt obligations. HSBC will pay you a monthly coupon regardless of the performance of the Reference Stock. HSBC will automatically call the Notes if the Official Closing Price of the Reference Stock on any Observation Date is greater than or equal to the Initial Price. If the Notes are called, HSBC will pay you the Principal Amount of your Notes plus the applicable coupon for that date, and no further amounts will be owed to you under the Notes. If the Notes are not called prior to maturity and the Final Price of the Reference Stock is greater than or equal to the Conversion Price, HSBC will pay you a cash payment at maturity equal to the Principal Amount of your Notes plus the final coupon on the Maturity Date. If the Final Price of the Reference Stock is less than the Conversion Price, in addition to the final coupon in cash, HSBC will deliver to you a number of shares of the applicable Reference Stock equal to the Principal Amount per Note divided by the applicable Conversion Price (the "Share Delivery Amount") for each Note (subject to adjustment, as described below). **Investing in the Notes involves significant risks. You may lose some or all of your Principal Amount. In exchange for receiving a coupon on the Notes, you are accepting the risk of receiving a number of shares of the applicable Reference Stock per Note at maturity that are worth less than your Principal Amount. Generally, the higher the Coupon Rate on a Note, the greater the risk of loss on that Note. The contingent repayment of principal applies only if you hold the Notes to maturity. Payments on the Notes, including any repayment of principal, are subject to the creditworthiness of HSBC.  If HSBC were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.**

## Features

☐ **Coupon**: Regardless of the performance of the applicable Reference Stock, HSBC will pay a monthly coupon, unless the Notes have been previously automatically called. In exchange for receiving the monthly coupon on the Notes, you are accepting the risk of receiving shares of the applicable Reference Stock per Note at maturity that are worth less than your Principal Amount.

☐ **Automatically Callable:** HSBC will automatically call the Notes and pay you the Principal Amount of your Notes plus the applicable coupon if the Official Closing Price of the Reference Stock on any quarterly Observation Date is greater than or equal to the Initial Price. No further amounts will be owed to you after the Notes are called.

☐ **Contingent Repayment of Principal Amount at Maturity:** If the Notes have not been previously called and the Official Closing Price of the Reference Stock on the Final Valuation Date is not less than the Conversion Price, HSBC will pay you the Principal Amount plus the final coupon at maturity. If the Official Closing Price of the Reference Stock on the Final Valuation Date is less than the Conversion Price, HSBC will deliver to you the Share Delivery Amount at maturity for each of your Notes, which is expected to be worth less than your Principal Amount and may have no value at all. The contingent repayment of principal only applies if you hold the Notes until maturity. Payments on the Notes, including any repayment of principal, are subject to the creditworthiness of HSBC.

## Key Dates[1]

| | |
|---|---|
| Trade Date | October 29, 2014 |
| Settlement Date | October 31, 2014 |
| Observation Dates[2] | Quarterly |
| Final Valuation Date[2] | October 26, 2015 |
| Maturity Date[2] | October 30, 2015 |

[1] Expected
[2] See page 4 for additional details

THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE TERMS OF THE SECURITIES MAY NOT OBLIGATE HSBC TO REPAY THE FULL PRINCIPAL AMOUNT OF THE NOTES. THE NOTES CAN HAVE THE FULL DOWNSIDE MARKET RISK OF THE RELEVANT REFERENCE STOCK, WHICH CAN RESULT IN A LOSS OF SOME OR ALL OF THE PRINCIPAL AMOUNT AT MATURITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF HSBC.  YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER "KEY RISKS" BEGINNING ON PAGE 6 OF THIS FREE WRITING PROSPECTUS AND THE MORE DETAILED ''RISK FACTORS'' BEGINNING ON PAGE S-1 OF THE ACCOMPANYING STOCK-LINKED UNDERLYING SUPPLEMENT AND BEGINNING ON PAGE S-3 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT BEFORE PURCHASING ANY OF THE NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES.

## Note Offerings

These terms relate to four separate Notes we are offering.  The Notes are offered at a minimum investment of $1,000 and integral multiples thereof.  Each Note is linked to the common stock of a different company, and each of the Notes has its own Coupon Rate, Initial Price, and Conversion Price. The Coupon Rate, Initial Price, and Conversion Price will be determined on the Trade Date. *The performance of one Note will not depend on the performance of any other Note.*

| Reference Stock | Coupon Rate | Initial Price | Conversion Price | CUSIP | ISIN |
|---|---|---|---|---|---|
| Common stock of Chesapeake Energy Corporation ("CHK") | 6.00% to 8.00% per annum | $ | 83.00% of the Initial Price | 40434D251 | US40434D2514 |
| Common stock of Southwest Airlines Co. ("LUV") | 6.00% to 8.00% per annum | $ | 85.00% of the Initial Price | 40434D244 | US40434D2449 |
| Common stock of Palo Alto Networks, Inc. ("PANW") | 7.00% to 9.00% per annum | $ | 78.00% of the Initial Price | 40434D236 | US40434D2365 |
| Common stock of Workday, Inc. ("WDAY") | 6.60% to 8.60% per annum | $ | 78.00% of the Initial Price | 40434D228 | US40434D2282 |

See "Additional Information about HSBC USA Inc. and the Notes" on page 2 of this free writing prospectus. The Notes offered will have the terms specified in the accompanying prospectus dated March 22, 2012, the accompanying prospectus supplement dated March 22, 2012, the accompanying stock-linked underlying supplement dated March 22, 2012 and the terms set forth herein.

*Neither the U.S. Securities and Exchange Commission (the "SEC"), nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or stock-linked underlying supplement. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.*

The Notes will not be listed on any U.S. securities exchange or quotation system. HSBC Securities (USA) Inc., an affiliate of HSBC USA Inc., will purchase the Notes from HSBC USA Inc. for distribution to UBS Financial Services Inc., acting as agent.  See "Supplemental Plan of Distribution" on the last page of this free writing prospectus for a description of the distribution arrangement.

**The Estimated Initial Value of the Notes on the Trade Date is expected to be between $960 and $985 per Note, which will be less than the price to public.** The market value of the Securities at any time will reflect many factors and cannot be predicted with accuracy.  See "Estimated Initial Value" on page 4 and "Key Risks" beginning on page 5 of this document for additional information.

| Notes Linked to: | Price to Public[1] | | Underwriting Discount | | Proceeds to Us | |
|---|---|---|---|---|---|---|
| | Total | Per Note | Total | Per Note | Total | Per Note |
| Common Stock of Chesapeake Energy Corporation | ● | $1,000 | ● | $15 | ● | $985 |
| Common Stock of Southwest Airlines Co. | ● | $1,000 | ● | $15 | ● | $985 |
| Common Stock of Palo Alto Networks, Inc. | ● | $1,000 | ● | $15 | ● | $985 |
| Common stock of Workday, Inc. | ● | $1,000 | ● | $15 | ● | $985 |

[1]. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this free writing prospectus.

**The Notes:**

| Are Not FDIC Insured | Are Not Bank Guaranteed | May Lose Value |
|---|---|---|

**UBS Financial Services Inc.**        **HSBC Securities (USA) Inc.**

## Additional Information about HSBC USA Inc. and the Notes

This free writing prospectus relates to four separate Note offerings, each linked to one of the Reference Stocks identified on the cover page. As a purchaser of a Note, you will acquire an investment instrument linked to the Reference Stock. Although each Note offering relates to one of the Reference Stocks identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to any of the Reference Stocks, or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and the stock-linked underlying supplement dated March 22, 2012. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying stock-linked underlying supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 6 of this free writing prospectus and in "Risk Factors" beginning on page S-3 of the prospectus supplement and beginning on page S-1 of the accompanying stock-linked underlying supplement, as the Notes involve risks not associated with conventional debt securities. HSBC urges you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement and the stock-linked underlying supplement) with the SEC for the offerings to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and stock-linked underlying supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and these offerings. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-linked underlying supplement if you request them by calling toll-free 1-866-811-8049.

**You may access these documents on the SEC's web site at www.sec.gov as follows:**

- Stock-linked underlying supplement dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000114420412016685/v306693_424b2.htm
- Prospectus supplement dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm
- Prospectus dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

*As used herein, references to the "Issuer," "HSBC", "we," "us" and "our" are to HSBC USA Inc. References to the "stock-linked underlying supplement" mean the stock-linked underlying supplement dated March 22, 2012, references to the "prospectus supplement" mean the prospectus supplement dated March 22, 2012 and references to "accompanying prospectus" mean the HSBC USA Inc. prospectus, dated March 22, 2012.*

**The Notes may be suitable for you if:**

♦ You fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire Principal Amount.

♦ You are willing to make an investment where you could lose some or all of your Principal Amount and are willing to make an investment that may have the full downside market risk of an investment directly in the Reference Stock.

♦ You believe that the Final Price of the relevant Reference Stock will be greater than or equal to its Conversion Price, but you can tolerate receiving a number of shares of the applicable Reference Stock per Note at maturity worth less than your Principal Amount or that may have no value at all if the Notes are not called and the Final Price is below the Conversion Price.

♦ You can tolerate fluctuations in the value of the Notes prior to maturity that may be similar to or exceed the downside price fluctuations of the applicable Reference Stock.

♦ You understand and accept that you will not participate in any appreciation in the price of the Reference Stock, and your potential return is limited to the Coupon Payments.

♦ You are willing to invest in the Notes if the Coupon Rate is set to the bottom of the range indicated on the cover hereof (the actual Coupon Rate will be determined on the Trade Date).

♦ You are willing to hold the Notes that will be automatically called on any Observation Date, on which the Official Closing Price of the relevant Reference Stock is greater than or equal to its Initial Price, or you are otherwise willing to hold the Notes to maturity and do not seek an investment for which there is an active secondary market.

♦ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

♦ You are willing to forgo dividends paid on the Reference Stock.

♦ You are willing to assume the credit risk associated with HSBC, as Issuer of the Notes, and understand that if HSBC defaults on its obligations, you may not receive any amounts due to you, including any repayment of principal.

**The Notes may not be suitable for you if:**

♦ You do not fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire Principal Amount.

♦ You seek an investment that is designed to return your full Principal Amount at maturity.

♦ You are not willing to make an investment in which you could lose some or all of your Principal Amount and you are not willing to make an investment that may have the full downside market risk of an investment in the Reference Stock.

♦ You believe that the Final Price of the relevant Reference Stock will be less than its Conversion Price, which could result in a total loss of your Principal Amount.

♦ You cannot tolerate receiving a number of shares of the applicable Reference Stock per Note at maturity worth less than your Principal Amount or that may have no value at all.

♦ You are not willing to accept the risks of owning equities in general and the applicable Reference Stock in particular.

♦ You cannot tolerate fluctuations in the value of the Notes prior to maturity that may be similar to or exceed the downside price fluctuations of the applicable Reference Stock.

♦ You seek an investment that participates in the full appreciation in the price of the Reference Stock or that has unlimited return potential.

♦ You are unwilling to invest in the Notes if the Coupon Rate is set to the bottom of the range indicated on the cover hereof (the actual Coupon Rate will be determined on the Trade Date).

♦ You are unable or unwilling to hold the Notes that will be automatically called on any Observation Date, on which the Official Closing Price of the relevant Reference Stock is greater than or equal to its Initial Price, or you are otherwise unable or unwilling to hold the Notes to maturity and seek an investment for which there will be an active secondary market.

♦ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

♦ You prefer to receive the dividends paid on the Reference Stock.

♦ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes, including any repayment of principal.

**The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the "Key Risks" beginning on page 6 of this free writing prospectus and the more detailed "Risk Factors" beginning on page S-1 of the stock-linked underlying supplement and beginning on page S-3 of the accompanying prospectus supplement.**

## Indicative Terms

| | |
|---|---|
| **Issuer** | HSBC USA Inc. ("HSBC") |
| **Principal Amount** | $1,000 per Note |
| **Term** | Approximately one year, unless earlier called. |
| **Trade Date**[1] | October 29, 2014 |
| **Settlement Date**[1] | October 31, 2014 |
| **Final Valuation Date**[1] | October 26, 2015, subject to adjustment if a Market Disruption Event occurs, as described under "Additional Note Terms—Valuation Dates" in the accompanying stock-linked underlying supplement. |
| **Maturity Date**[1] | October 30, 2015, subject to adjustment if a Market Disruption Event occurs, as described under "Additional Note Terms—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying stock-linked underlying supplement. |
| **Reference Stock** | Common stock of Chesapeake Energy Corporation (Ticker: CHK)<br>Common stock of Southwest Airlines Co. (Ticker: LUV)<br>Common stock of Palo Alto Networks, Inc. (Ticker: PANW)<br>Common stock of Workday, Inc. (Ticker: WDAY) |
| **Automatic Call Feature** | The Notes will be automatically called if the Official Closing Price of the relevant Reference Stock on any Observation Date is greater than or equal to its Initial Price.<br>If the Notes are called, HSBC will pay you on the applicable Call Settlement Date a cash payment per Note equal to your Principal Amount plus the coupon applicable for that date. No further amounts will be owed to you under the Notes. |
| **Observation Dates**[1] | January 28, 2015, April 28, 2015, July 29, 2015 and October 26, 2015 (Final Valuation Date) |
| **Call Settlement Dates** | Two business days following the relevant Observation Date, except that the Call Settlement Date for the final Observation Date will be the Maturity Date. Each Call Settlement Date will occur on a Coupon Payment Date for the Notes. |
| **Coupon Payment** | The Coupon Payments will be made in 12 equal installments regardless of the performance of the relevant Reference Stock, unless the Notes were earlier called.<br>The Coupon Rate is expected to be (i) between 6.00% and 8.00% per annum for Notes linked to the common stock of Chesapeake Energy Corporation; (ii) between 6.00% and 8.00% per annum for Notes linked to the common stock of Southwest Airlines Co.; (iii) between 7.00% and 9.00% per annum for Notes linked to the common stock of Palo Alto Networks, Inc.; and (iv) between 6.60% and 8.60% per annum for Notes linked to the common stock of Workday, Inc. The actual Coupon Rate for each Note will be set on the Trade Date. |
| **1st Installment through 12th Installment (if not earlier called)** | For Notes linked to the common stock of Chesapeake Energy Corporation: between 0.5000% and 0.6667%.<br>For Notes linked to the common stock of Southwest Airlines Co.: between 0.5000% and 0.6667%.<br>For Notes linked to the common stock of Palo Alto Networks, Inc.: between 0.5833% and 0.7500%.<br>For Notes linked to the common stock of Workday, Inc.: between 0.5500% and 0.7167%.<br>The actual installment amount for each Note will be based on the Coupon Rate per annum and set on the Trade Date. |
| **Coupon Payment Dates**[1] | November 28, 2014    May 29, 2015<br>December 31, 2014    June 30, 2015<br>January 30, 2015*    July 31, 2015*<br>February 27, 2015    August 31, 2015<br>March 31, 2015    September 30, 2015<br>April 30, 2015*    October 30, 2015* (the Maturity Date)<br><br>* Corresponding Call Settlement Dates for the applicable quarterly Observation Dates. |
| **Payment at Maturity (per $1,000 Note)** | **If the Notes are not called, you will receive a payment on the Maturity Date calculated as follows:**<br>**If the Final Price is greater than or equal to the Conversion Price,** HSBC will pay you a cash payment on the Maturity Date equal to $1,000 per $1,000 in Principal Amount plus the final Coupon Payment.[2]<br>**If the Final Price is less than the Conversion Price,** in addition to the final Coupon Payment in cash, HSBC will deliver to you at maturity a number of shares of the applicable Reference Stock equal to the Share Delivery Amount (subject to adjustments) for each Note you own plus accrued and unpaid Coupon Payments. *The Share Delivery Amount is expected to be worth less than the Principal Amount and may have a value equal to $0.* |
| **Share Delivery Amount**[3] | A number of shares of the applicable Reference Stock equal to (1) the Principal Amount per Note of $1,000 divided by (2) the Conversion Price, as determined on the Trade Date, subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock. See "Additional Note Terms — Antidilution and Reorganization Adjustments" in the stock-linked underlying supplement. |
| **Conversion Price** | For the Notes linked to CHK, 83.00% of the Initial Price.<br>For the Notes linked to LUV, 85.00% of the Initial Price.<br>For the Notes linked to PANW, 78.00% of the Initial Price.<br>For the Notes linked to WDAY, 78.00% of the Initial Price. |
| **Initial Price** | The Official Closing Price of one share of the relevant Reference Stock on the Trade Date. |

---

[1] Expected. In the event HSBC makes any changes to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same and the Observation Dates and the Coupon Payment Dates may be adjusted in a similar manner. Each Observation Date and Call Settlement Date is subject to postponement in the event of a Market Disruption Event or non-trading day, as described under "Additional Note Terms—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying stock-linked underlying supplement.

[2] Contingent repayment of principal is dependent on the ability of HSBC USA Inc. to satisfy its obligations when they come due.

[3] If you receive the Share Delivery Amount at maturity, we will pay cash in lieu of delivering any fractional shares in an amount equal to that fraction multiplied by the Final Price of the relevant Reference Stock.

| | |
|---|---|
| **Final Price** | The Official Closing Price of one share of the relevant Reference Stock on the Final Valuation Date. |
| **Official Closing Price** | On any scheduled trading day, the last reported sale price of the Reference Stock on the relevant exchange, as determined by the Calculation Agent (subject to adjustment as described under "Additional Note Terms—Antidilution and Reorganization Adjustments" in the accompanying stock-linked underlying supplement). |
| **Calculation Agent** | HSBC USA Inc. or one of its affiliates. |
| **Estimated Initial Value** | The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Trade Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the Notes, Which Will Be Determined By Us on the Trade Date, Will Be Less than the Price to Public and May Differ from the Market Value of the Notes in the Secondary Market, if Any." |
| **Business Day** | A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York. |
| **Payment When Offices or Settlement Systems Are Closed** | If any payment is due on the Notes on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay. |

## Investment Timeline



**Trade Date:** The Initial Price is observed, the Conversion Price and Share Delivery Amount are determined and the Coupon Rate is set.

**Monthly (including at Maturity):** HSBC pays the applicable Coupon Payments.

**Quarterly:** The Notes will be automatically called if the Official Closing Price of the applicable Reference Stock on any Observation Date is greater than or equal to the Initial Price. If the Notes are called, HSBC will pay you on the applicable Call Settlement Date a cash payment per Note equal to the Principal Amount plus the applicable Coupon Payment otherwise due on that day. No further amounts will be due to you under the Notes.

**Maturity Date:** If the Notes have not been previously called, the Final Price is determined as of the Final Valuation Date.

If the Final Price is greater than or equal to the Conversion Price, HSBC will repay the Principal Amount of $1,000 per Note plus the final Coupon Payment on the Maturity Date.

If the Final Price is less than the Conversion Price, HSBC will deliver to you a number of shares of the applicable Reference Stock equal to the Share Delivery Amount for each Note you own.[3]

**INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT, AS YOU MAY RECEIVE SHARES AT MATURITY THAT ARE WORTH LESS THAN YOUR PRINCIPAL AMOUNT OR THAT HAVE NO VALUE AT ALL. PAYMENTS ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL, ARE SUBJECT TO THE CREDITWORTHINESS OF HSBC. IF HSBC WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.**

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here. However, HSBC urges you to read the more detailed explanation of risks relating to the Notes generally in the "Risk Factors" section of the accompanying stock-linked underlying supplement and the accompanying prospectus supplement. HSBC also urges you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦ **Risk of Loss at Maturity –** The Notes differ from ordinary debt securities in that HSBC will not necessarily pay the full Principal Amount of the Notes. If the Notes are not called, HSBC will only pay you the Principal Amount of your Notes (plus the final Coupon Payment) in cash if the Final Price is greater than or equal to the Conversion Price, and will only make that payment at maturity. If the Notes are not called and the Final Price is less than the Conversion Price, in addition to the final Coupon Payment in cash, HSBC will deliver to you a number of shares of the applicable Reference Stock equal to the Share Delivery Amount for each Note you then own. Therefore, if the Notes are not automatically called and the Final Price of the relevant Reference Stock is below the Conversion Price, the value of the Share Delivery Amount will decrease by a proportionately higher percentage for each additional percentage the Reference Stock decreases below the Conversion Price. For example, if the Conversion Price is 80% of the Initial Price and the Final Price is less than the Conversion Price, you will lose 1.25% of your Principal Amount at maturity for each additional 1% that the Final Price is less than the Conversion Price.

In addition, since the Share Delivery Amount will not be delivered to you until the Maturity Date, if the price of the Reference Stock further decreases from the Final Valuation Date to the Maturity Date, the value of the Share Delivery Amount will further decline and will be based on the price of those shares on the Maturity Date. Additionally, there is no assurance that an active trading market will continue for shares of the relevant Reference Stock or that there will be liquidity in that trading market. If you receive shares of the applicable Reference Stock at maturity, the value of those shares is expected to be less than the Principal Amount of the Notes or may have no value at all.

♦ **The Contingent Repayment of Principal Applies Only if You Hold the Notes to Maturity** – You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, you may have to sell them at a loss relative to your Principal Amount even if the price of the Reference Stock at that time is above the Conversion Price.

♦ **The Estimated Initial Value of the Notes, Which Will Be Determined By Us on the Trade Date, Will Be Less than the Price to Public and May Differ from the Market Value of the Notes in the Secondary Market, if Any** – The Estimated Initial Value of the Notes will be calculated by us on the Trade Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we use to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

♦ **The Price of Your Notes in the Secondary Market, if Any, Immediately After the Trade Date Will Be Less than the Price to Public – The price to public takes into account certain costs.** These costs will include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the applicable Reference Stock and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

♦ **If One of Our Affiliates Were to Repurchase Your Notes Immediately After the Settlement Date, the Price You Receive May Be Higher than the Estimated Initial Value of the Notes** – Assuming that all relevant factors remain constant after the Settlement Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately five months after the Settlement Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Settlement Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

♦ **Reinvestment Risk –** If your Notes are called early, the term of the Notes will be reduced and you will not receive the payment on the Notes after the applicable Call Settlement Date. There is no guarantee that you would be able to reinvest the proceeds from an automatic call of the Notes at a comparable rate of return for a similar level of risk. To the extent you are able to reinvest such proceeds in an investment comparable to the Notes, you may incur transaction costs. The Notes may be called as early as the first Observation Date set forth above.

♦ **The Notes Are Subject to the Credit Risk of the Issuer –** The Notes are senior unsecured debt obligations of HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Payments to be made on the Notes, including the Coupon Payments or any repayment of principal at maturity or upon an automatic call, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes and could lose your entire investment.

♦ **Higher Coupon Rates Are Generally Associated With a Greater Risk of Loss** — Greater expected volatility with respect to the Reference Stock reflects a higher expectation as of the Trade Date that the Final Price of the Reference Stock could be below the Conversion Price on the Final Valuation Date. This greater expected risk will generally be reflected in a higher Coupon Rate for that Note. However, while the Coupon Rate is a fixed percentage, the Reference Stock's volatility can change significantly over the term of the Notes. The price of the Reference Stock could fall sharply, which could result in a significant loss of principal.

♦ **Limited Return on the Notes** – The return potential of the Notes is limited to the Coupon Rate regardless of any appreciation of the Reference Stock. In addition, the return potential of the Notes is limited by the automatic call feature in that you will not receive any further payments after the Notes are called. Your Notes could be called as early as the first Observation Date, and your return could be minimal. If the Notes are not called, you may be exposed to the decline in the price of the Reference Stock even though you cannot participate in any potential appreciation in the price of the Reference Stock. As a result, the return on an investment in the Notes could be less than the return on a direct investment in the Reference Stock.

♦ **Single Stock Risk —** The price of the Reference Stock can rise or fall sharply due to factors specific to that Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. For additional information about the Reference Stocks and their issuers, please see "Information About the Reference Stocks" in this free writing prospectus and the issuers' SEC filings referred to in those sections.

♦ **Lack of Liquidity** – The Notes will not be listed on any securities exchange or quotation system. One of HSBC's affiliates may offer to purchase the Notes in the secondary market, but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which one of HSBC's affiliates is willing to buy the Notes, and therefore you may have to sell your Notes at a significant discount.

♦ **Owning the Notes Is Not the Same as Owning the Reference Stock** – The return on your Notes may not reflect the return you would realize if you actually owned the Reference Stock. As a holder of the Notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the Reference Stock would have, unless you receive shares of that Reference Stock as payment on the Notes at maturity. Furthermore, the Reference Stock may appreciate substantially during the term of your Notes, and you will not participate in that appreciation.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by HSBC, UBS Financial Services Inc. or Their Respective Affiliates** — HSBC, UBS Financial Services Inc., and their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, and which may be revised at any time. Any such research, opinions or recommendations could affect the price of the Reference Stock, and therefore, the market value of the Notes.

♦ **Potential HSBC and UBS Financial Services Inc. Impact on Price** — Trading or transactions by HSBC, UBS Financial Services Inc., or any of their respective affiliates in the Reference Stock or in futures, options, exchange-traded funds or other derivative products on the Reference Stock, may adversely affect the market value of the Reference Stock, and, therefore, the market value of your Notes.

♦ **Potential Conflicts of Interest** — HSBC, UBS Financial Services Inc., or any of their respective affiliates may engage in business with the issuer of the Reference Stock, which may present a conflict between the obligations of HSBC or UBS Financial Services Inc., and you, as a holder of the Notes. HSBC, as the Calculation Agent, will determine whether the Notes are to be called based on the Official Closing Price of the relevant Reference Stock on each Observation Date. The Calculation Agent can postpone the determination of the Official Closing Price on an Observation Date and the corresponding Call Settlement Date, if a Market Disruption Event exists on that Observation Date. Furthermore, the Calculation Agent can postpone the determination of the Final Price and the Maturity Date if a Market Disruption Event occurs and is continuing on the Final Valuation Date.

♦ **Market Price Prior to Maturity** – The market price of the Notes will be influenced by many unpredictable and interrelated factors, including the price of the Reference Stock; the volatility of the Reference Stock; the dividend rate paid on the Reference Stock; the time remaining to the maturity of the Notes; interest rates; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of HSBC.

♦ **The Notes Are Not Insured or Guaranteed by any Governmental Agency of The United States or any Other Jurisdiction** – The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive any amount owed to you under the Notes and could lose your entire investment.

♦ **The Amount Payable on the Notes Is Not Linked to the Price of the Reference Stock at Any Time Other Than on the Observation Dates, Including the Final Valuation Date** – The return on the Notes will be based on the Official Closing Price of the Reference Stock on the Observation Dates, subject to postponement for non-trading days and certain Market Disruption Events. Even if the price of the Reference Stock appreciates prior to the applicable Observation Date but then drops on that day to a price that is less than the Initial Price, the Notes will not be called, and the return on the Notes will be less, and may be significantly less, than it would have been had the Notes been linked to the price of the Reference Stock prior to such decrease. Although the actual price of the Reference Stock on the Maturity Date or at other times during the term of the Notes may be higher than the Official Closing Price of the Reference Stock on any Observation Date, the return on the Notes will be based solely on the Official Closing Price of the Reference Stock on the applicable Observation Dates, including the Final Valuation Date.

♦ **There Is Limited Anti-dilution Protection** — The Calculation Agent will adjust the Official Closing Price for certain events affecting the Reference Stock, such as stock splits and corporate actions. These adjustments may impact whether the Notes are called and the Payment at Maturity. The Calculation Agent is not required to make an adjustment for every corporate action which affects the Reference Stock. If an event occurs that does not require the Calculation Agent to adjust the price of the Reference Stock, the market price of the Notes, and the payments on the Notes, may be materially and adversely affected. See "Additional Note Terms—

Antidilution and Reorganization Adjustments" in the accompanying stock-linked underlying supplement.

- ♦ **In Some Circumstances, the Payment You Receive on the Notes May Be Based on the Stock of Another Company and Not the Reference Stock** — Following certain corporate events relating to the respective issuer of the Reference Stock where such issuer is not the surviving entity, the amount of cash that you will receive on the Notes may be based on the stock of a successor to the respective Reference Stock issuer or any cash or any other assets distributed to holders of the Reference Stock in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see the section "Additional Note Terms — Merger Event and Tender Offer" beginning on page S-8 of the accompanying stock-linked underlying supplement.

- ♦ **Risk Associated with Limited Historical Information For the Notes Linked to the PANW and the Notes Linked to WDAY** – PANW and WDAY commenced trading on July 20, 2012 and October 12, 2012, respectively. Because these Reference Stocks have limited trading history, your investment in the relevant Notes may involve a greater risk than investing in securities linked to one or more equity securities with a more established record of performance.

- ♦ **Uncertain Tax Treatment** – There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one reasonable approach, the Notes should be treated as a put option written by you and a deposit with us of cash in an amount equal to the Principal Amount of the Note to secure your potential obligation under the put option. HSBC intends to treat the Notes consistent with this approach and pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. See "U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit" in the prospectus supplement for the U.S. federal income tax considerations applicable to securities that are treated as consisting of a put option and a deposit for U.S. federal income tax purposes.

  In addition, the Notes are not intended for purchase by any investor that is not a United States person, as that term is defined for U.S. federal income tax purposes, and the underwriters will not make offers of the Notes to any such investor. If, however, a Note is transferred to a non-U.S. holder (as defined in the prospectus supplement) in the secondary market, because the tax treatment of the coupons is unclear, such non-U.S. holder may be subject to 30% withholding tax applicable to the coupon, subject to reduction or elimination by applicable treaty, unless income from such coupon is effectively connected with your conduct of a trade or business within the United States.

  In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. While it is not clear whether the Notes would be viewed as similar to the instruments described in Notice 2008-2, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the prospectus supplement) of a Note is required to accrue income in respect of the Notes prior to the receipt of payments with respect to the Notes or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Notes as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined in the prospectus supplement) of the Notes could be subject to additional U.S. withholding tax in respect of the Notes. It is unclear whether any regulations or other guidance would apply to the Notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Notes.

  For a more complete discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the prospectus supplement.

## Hypothetical Examples

The examples and table below are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the relevant Reference Stock relative to its Initial Price or Conversion Price. We cannot predict the Final Price or the Official Closing Price on any Observation Date. You should not take these examples as an indication or assurance of the expected performance of the relevant Reference Stock. The numbers appearing in the examples below may have been rounded for ease of analysis. The following examples illustrate the Payment at Maturity or upon earlier automatic call per $1,000 in Principal Amount on a hypothetical offering of the Notes, based on the following assumptions*:

| | |
|---|---|
| Investment term: | Approximately 12 months (unless earlier called) |
| Hypothetical Initial Price: | $100.00 |
| Hypothetical Conversion Price: | $80.00 (80% of the Initial Price) |
| Hypothetical Share Delivery Amount: | 12.50 shares per Note ($1,000 / Conversion price of $80.00) |
| Hypothetical Coupon Rate: | 8.00% per annum (or 0.6667% per month) |
| Hypothetical Coupon Payment:** | $6.6667 per month |
| Observation Dates: | Quarterly |
| Hypothetical dividend yield on the Reference Stock:*** | 1.50% over the term of the Notes (1.50% per annum). |

*May not be the actual Coupon Rate, Initial Price, Conversion Price or Share Delivery Amount applicable to the Notes. The actual Coupon Rate in respect of Coupon Payments, the Initial Price, the Conversion Price and the Share Delivery Amount for each of the Notes will be determined on the Trade Date. If the actual Coupon Rate as set on the Trade Date is less than the hypothetical Coupon Rate listed above, your Coupon Payments payable on the Notes will be less than the amounts listed in the examples below.*

**Coupon Payments will be paid in arrears in equal monthly installments during the term of the Notes unless earlier called.*

***Hypothetical dividend yield holders of the Reference Stock might receive over the term of the Notes. Holders of the Notes will not be entitled to any dividend payments made on the Reference Stock.*

**Example 1: The Notes are called on the first Observation Date.**

Since the Notes are called on the first Observation Date, HSBC will pay you on the applicable Call Settlement Date a cash payment of $1,006.67 per Note, reflecting the Principal Amount plus the applicable Coupon Payment. Taking into account the Coupon Payments of $13.33 paid in respect of the prior Coupon Payment Dates, HSBC will have paid you a total of $1,020.00 per Note, representing a 2.00% return on the Notes. No further amounts will be owed to you under the Notes.

| | |
|---|---|
| **Payment upon automatic call:** | $1,000.00 |
| **Coupon Payments:** | $20.00 ($6.6667 × 3 = $20.00) |
| **Total:** | $1,020.00 |
| **Total Return on the Notes:** | 2.00% |

**Example 2: The Notes are called on the third Observation Date.**

Since the Notes are called on the third Observation Date, HSBC will pay you on the applicable Call Settlement Date a cash payment of $1,006.67 per Note, reflecting the Principal Amount plus the applicable Coupon Payment. Taking into account the Coupon Payments of $53.33 paid in respect of the prior Coupon Payment Dates, HSBC will have paid you a total of $1,060.00 per Note, representing a 6.00% return on the Notes. No further amounts will be owed to you under the Notes.

| | |
|---|---|
| **Payment upon automatic call:** | $1,000.00 |
| **Coupon Payments:** | $60.00 ($6.6667 × 9 = $60.00) |
| **Total:** | $1,060.00 |
| **Total Return on the Notes:** | 6% |

**Example 3: The Notes are not previously automatically called and the Final Price of the Reference Stock is not below the hypothetical Conversion Price.**

Since the Final Price of the Reference Stock is not below the hypothetical Conversion Price, HSBC will pay you at maturity a cash payment equal to the Principal Amount plus the applicable Coupon Payment. This investment would underperform an investment in the Reference Stock if the price increase of the Reference Stock (plus dividends, if any) is greater than 8.00% per annum.

**If the Final Price of the Reference Stock is $130 (an increase of 30%):**

| | |
|---|---|
| **Payment at Maturity** | $1,000.00 |

| **Coupon Payments:** | $80.00 | ($6.6667 × 12 = $80.00) |
|---|---|---|
| **Total:** | $1,080.00 | |
| **Total Return on the Notes:** | 8.00% | |

In this example, the total return on the Notes is 8.00%, while the total return on the Reference Stock is a gain of 31.50% (including dividends).

**If the Final Price of the Reference Stock is $8.50 (a decline of 15%):**

| **Payment at Maturity** | $1,000.00 | |
|---|---|---|
| **Coupon Payments:** | $80.00 | ($6.6667 × 12 = $80.00) |
| **Total:** | $1,080.00 | |
| **Total Return on the Notes:** | 8.00% | |

In this example, the total return on the Notes is 8.00%, while the total return on the Reference Stock is a loss of 13.50% (including dividends).

**Example 4: The Notes are not automatically called and the Final Price of the Reference Stock is below the hypothetical Conversion Price.**

Since the Notes have not been called and the Final Price of the Reference Stock is below the hypothetical Conversion Price, HSBC will deliver to you at maturity the number of shares of the Reference Stock equal to the Share Delivery Amount for each Note you hold and will pay cash at the Final Price for any fractional shares included in the Share Delivery Amount. The value of shares received at maturity and the total return on the Notes at that time depends on the price of the Reference Stock on the Maturity Date, and could result in the loss of some or all of your principal.

**If the Official Closing Price of the Reference Stock on the Final Valuation Date is $40.00 (a decline of 60%):**

| **Value of shares received as of the Final Valuation Date:** | $480 | (12 shares x $40) |
|---|---|---|
| **Amount of cash for fractional shares:** | $20 | (0.5 shares x $40) |
| **Coupon Payments:** | $80.00 | ($6.6667 × 12 = $80.00) |
| **Total:** | $580.00 | |
| **Total Return on the Notes:** | -42.00% | |

In this example, the total return on the Notes is a loss of 42.00%, while the total return on the Reference Stock is a loss of 58.50% (including dividends).

## Hypothetical Return Table at Maturity

The table below assumes that the Notes are not called at any time during the term of the Notes prior to the Final Valuation Date and is based on the following assumptions*:

| | |
|---|---|
| Term: | Approximately 12 months (callable quarterly) |
| Hypothetical Coupon Rate:** | 8.00% per annum (or $6.6667 per monthly period) |
| Hypothetical Initial Price: | $100 per share |
| Hypothetical Conversion Price: | $80 (80.00% of the Initial Price) |
| Hypothetical Share Delivery Amount: | 12.50 shares per Note ($1,000 / Conversion Price $80.00) |
| Principal Amount: | $1,000 per Note. |
| Hypothetical dividend yield on the Reference Stock:*** | 1.50% over the term of the Notes (1.50% per annum). |

\*        Actual Coupon Rate and terms for each of the Notes will be set on the Trade Date.  If the actual Coupon Rate per annum as set on the Trade Date is less than the hypothetical Coupon Rate listed above, your Coupon Payments payable on the Notes will be less than the amounts listed in the table below.

\*\*     Coupon Payments will be paid in arrears in 12 equal monthly installments during the term of the Notes, unless earlier called, on an unadjusted basis.

\*\*\*   Dividend yield assumed received by holders of the Reference Stock during the term of the Notes.

| Reference Stock | | | Conversion Event Does Not Occur[1] and There Was No Prior Automatic Call | | Conversion Event Occurs[2] and There Was No Prior Automatic Call | | |
|---|---|---|---|---|---|---|---|
| Final Stock Price[3] | Stock Price Return | Total Return on the Reference Stock at Maturity[4] | Payment at Maturity + Coupon Payments[5] | Total Return on the Notes at Maturity[6] | Value of the Share Delivery Amount[7] | Payment at Maturity + Coupon Payments[8] | Total Return on the Notes at Maturity[6] |
| $150.00 | 50.00% | 51.50% | $1,080.00 | 8.00% | n/a | n/a | n/a |
| $140.00 | 40.00% | 41.50% | $1,080.00 | 8.00% | n/a | n/a | n/a |
| $130.00 | 30.00% | 31.50% | $1,080.00 | 8.00% | n/a | n/a | n/a |
| $120.00 | 20.00% | 21.50% | $1,080.00 | 8.00% | n/a | n/a | n/a |
| $110.00 | 10.00% | 11.50% | $1,080.00 | 8.00% | n/a | n/a | n/a |
| $100.50 | 5.00% | 6.50% | $1,080.00 | 8.00% | n/a | n/a | n/a |
| $100.00 | 0.00% | 1.50% | $1,080.00 | 8.00% | n/a | n/a | n/a |
| $95.00 | -5.00% | -3.50% | $1,080.00 | 8.00% | n/a | n/a | n/a |
| $90.00 | -10.00% | -8.50% | $1,080.00 | 8.00% | n/a | n/a | n/a |
| $85.00 | -15.00% | -13.50% | $1,080.00 | 8.00% | n/a | n/a | n/a |
| $80.00 | -20.00% | -18.50% | $1,080.00 | 8.00% | n/a | n/a | n/a |
| $70.00 | -30.00% | -28.50% | n/a | n/a | $875.00 | $955.00 | -4.50% |
| $60.00 | -40.00% | -38.50% | n/a | n/a | $750.00 | $830.00 | -17.00% |
| $50.00 | -50.00% | -48.50% | n/a | n/a | $625.00 | $705.00 | -29.50% |
| $40.00 | -60.00% | -58.50% | n/a | n/a | $500.00 | $580.00 | -42.00% |
| $30.00 | -70.00% | -68.50% | n/a | n/a | $375.00 | $455.00 | -54.50% |
| $0.00 | -100.00% | -98.50% | n/a | n/a | $0.00 | $80.00 | -92.00% |

[1]    A conversion event does not occur if the Final Price of the Reference Stock is not below the Conversion Price.

[2]    A conversion event occurs if the Final Price of the Reference Stock is below the Conversion Price.

[3]    If the Final Price of the Reference Stock is not below the Conversion Price, the Final Stock Price is shown as of the Final Valuation Date. However, if the Final Price of the Reference Stock is below the Conversion Price, the Final Stock Price is shown as of the Final Valuation Date and the Maturity Date.  The Final Stock Price range is provided for illustrative purposes only. If the actual stock price return is -100.00%, you will lose 100% of your Principal Amount and suffer a 92% loss of your initial investment.

[4]    The total return at maturity on the Reference Stock assumes a dividend yield on the Reference Stock of 1.50% over the term of the Notes.

[5]    Payment consists of the Principal Amount plus the Coupon Payments received during the term of the Notes.

[6]    The total return at maturity on the Notes includes Coupon Payments received during the term of the Notes.

[7]    The value of the Share Delivery Amount consists of the total shares included in the Share Delivery Amount multiplied by the Official Closing Price of the Reference Stock on the Maturity Date.  If you receive the Share Delivery Amount at maturity, we will pay cash in lieu of delivering any fractional shares in an amount equal to that fraction multiplied by the Final Price.

[8]    The actual value of the payment consists of the market value of a number of shares of the Reference Stock equal to the Share Delivery Amount, valued and delivered as of the Maturity Date with fractional shares paid in cash at the Final Price, plus the Coupon Payments received during the term of the Notes.

## What Are the Tax Consequences of the Notes?

You should carefully consider, among other things, the matters set forth in the section "U.S. Federal Income Tax Considerations" in the prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Notes. This summary supplements the section "U.S. Federal Income Tax Considerations" in the prospectus supplement and supersedes it to the extent inconsistent therewith.

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, each Note should be treated as a put option written by you (the "Put Option") and a deposit with us of cash in an amount equal to the Principal Amount of the Note (the "Deposit") to secure your potential obligation under the Put Option, as described in the prospectus supplement under the heading "U.S. Federal Income Tax Considerations – Certain Equity-Linked Notes – Certain Notes Treated as a Put Option and a Deposit." We intend to treat the Notes consistent with this approach, and we intend to treat the Deposits as non-contingent debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat each Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described above. We do not plan to request a ruling from the Internal Revenue Service (the "IRS") regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.

We will not attempt to ascertain whether any issuer of the relevant Reference Stock would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the issuers of the relevant Reference Stock were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the issuer of the relevant Reference Stock and consult your tax advisor regarding the possible consequences to you if one or more of the issuers of the relevant Reference Stock is or becomes a PFIC or a USRPHC.

In Notice 2008-2, the IRS and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. While it is not clear whether the Notes would be viewed as similar to the instruments described in Notice 2008-2, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the prospectus supplement) of a Note is required to accrue income in respect of the Notes prior to the receipt of payments with respect to the Notes or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Notes as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the Notes could be subject to U.S. withholding tax in respect of the Notes. It is unclear whether any regulations or other guidance would apply to the Notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Notes.

*U.S. Holders*. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). With respect to coupon payments you receive, we intend to treat such payments as consisting of interest on the Deposit and a payment with respect to the Put Option as follows:

| Reference Stock | Coupon Rate per Annum (to be determined on the Trade Date) | Interest on Deposit per Annum | Put Option Component per Annum |
|---|---|---|---|
| Common stock of Chesapeake Energy Corporation (CHK) | 6.00% to 8.00% | • % | • % |
| Common stock of Southwest Airlines Co. (LUV) | 6.00% to 8.00% | • % | • % |
| Common stock of Palo Alto Networks, Inc. (PANW) | 7.00% to 9.00% | • % | • % |
| Common stock of Workday, Inc. (WDAY) | 6.60% to 8.60% | • % | • % |

If the Notes are redeemed prior to maturity, you should recognize the total Put Premium received as short-term capital gain at that time.

*Non-U.S. Holders*. The Notes are not intended for purchase by any investor that is not a United States person, as that term is defined for U.S. federal income tax purposes, and the underwriters will not make offers of the Notes to any such investor. If, however, a Note is transferred to a non-U.S. holder (as defined in the prospectus supplement) in the secondary market, because the tax treatment of the coupons is unclear, such non-U.S. holder may be subject to 30% withholding tax applicable to the coupon, subject to reduction or elimination by applicable treaty, unless income from such coupon is effectively connected with your conduct of a trade or business within the United States. We will not pay any additional amounts in respect of such withholding.

*Foreign Account Tax Compliance Act*. Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) generally apply to payments made after June 30, 2014. Additionally, withholding due to any payment being treated as a "dividend equivalent" (as discussed beginning on page S-47 of the prospectus supplement) will begin no earlier than January 1, 2016. However, the U.S. Treasury Department and the IRS have announced that they intend to limit this withholding to equity-linked instruments issued on or after the date that is 90 days after the date of publication in the U.S. Federal Register of final regulations addressing dividend equivalent withholding. Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the Notes.

PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES.

## Information About the Reference Stocks

Included on the following pages is a brief description of the issuers of each of the Reference Stocks. This information has been obtained from publicly available sources. Set forth below is a table that provides the quarterly high and low intraday prices, and end-of-quarter closing prices for each of the Reference Stocks. The information given below is for the period from January 1, 2008, or the date when the relevant Reference Stock commenced trading, as applicable, to October 24, 2014. HSBC obtained the prices set forth below from the Bloomberg Professional® service ("Bloomberg") without independent verification. You should not take the historical prices of the Reference Stocks as an indication of future performance.

Each of the Reference Stocks is registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Companies with securities registered under the Exchange Act are required to periodically file financial and other information specified by the SEC. Information filed by the respective issuer of each the Reference Stock with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC's web site is http://www.sec.gov. Information filed with the SEC by the respective issuers of the Reference Stocks under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

## Chesapeake Energy Corporation

According to publicly available information, Chesapeake Energy Corporation produces oil and natural gas. Its operations are focused on discovering, developing and acquiring conventional and unconventional natural gas reserves onshore in the United States. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-13726 or its CIK Code: 0000895126.

### Historical Information

The following table sets forth the quarterly high and low intraday prices, and end-of-quarter closing prices for CHK, based on daily prices on its primary exchange, as reported by Bloomberg. CHK's Official Closing Price on October 24, 2014 was $21.60. The actual Initial Price will be the Official Closing Price of CHK on the Trade Date. **Past performance of the Reference Stock is not indicative of its future performance.**

| Quarter Begin | Quarter End | Quarterly High | Quarterly Low | Quarterly Close |
|---|---|---|---|---|
| 1/2/2008 | 3/31/2008 | $47.13 | $32.58 | $43.65 |
| 4/1/2008 | 6/30/2008 | $64.41 | $42.81 | $62.39 |
| 7/1/2008 | 9/30/2008 | $69.89 | $29.50 | $33.92 |
| 10/1/2008 | 12/31/2008 | $33.51 | $9.31 | $15.29 |
| 1/2/2009 | 3/31/2009 | $19.04 | $12.56 | $16.14 |
| 4/1/2009 | 6/30/2009 | $23.33 | $15.56 | $18.76 |
| 7/1/2009 | 9/30/2009 | $27.89 | $16.00 | $26.86 |
| 10/1/2009 | 12/31/2009 | $28.38 | $20.88 | $24.48 |
| 1/3/2010 | 3/31/2010 | $27.62 | $20.90 | $22.36 |
| 4/1/2010 | 6/30/2010 | $24.17 | $18.68 | $19.82 |
| 7/1/2010 | 9/30/2010 | $21.76 | $18.62 | $21.42 |
| 10/1/2010 | 12/31/2010 | $25.00 | $19.84 | $24.51 |
| 1/3/2011 | 3/31/2011 | $34.00 | $24.53 | $31.71 |
| 4/1/2011 | 6/30/2011 | $32.82 | $25.80 | $28.08 |
| 7/1/2011 | 9/30/2011 | $33.82 | $24.16 | $24.17 |
| 10/3/2011 | 12/30/2011 | $28.25 | $20.81 | $21.08 |
| 1/3/2012 | 3/30/2012 | $24.68 | $19.31 | $21.92 |
| 4/2/2012 | 6/29/2012 | $22.40 | $12.60 | $17.59 |
| 7/2/2012 | 9/28/2012 | $19.52 | $15.72 | $17.85 |
| 10/1/2012 | 12/31/2012 | $20.48 | $15.35 | $15.72 |
| 1/2/2013 | 3/29/2013 | $21.73 | $15.45 | $19.31 |
| 4/1/2013 | 6/28/2013 | $21.62 | $17.22 | $19.28 |
| 7/1/2013 | 9/30/2013 | $25.97 | $19.20 | $24.48 |
| 10/1/2013 | 12/31/2013 | $27.48 | $23.70 | $25.67 |
| 1/2/2014 | 3/31/2014 | $26.05 | $22.63 | $24.23 |
| 4/1/2014 | 6/30/2014 | $29.79 | $24.27 | $29.40 |
| 7/1/2014 | 9/30/2014 | $29.90 | $22.78 | $22.99 |
| 10/1/2014* | 10/24/2014* | $23.64 | $16.69 | $21.60 |

* This free writing prospectus includes data for the fourth calendar quarter of 2014 for the period from October 1, 2014 through October 24, 2014. Accordingly the "Quarterly High," "Quarterly Low," and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth quarter of 2014.

The graph below illustrates the performance of CHK from January 1, 2008 through October 24, 2014, based on closing price information from Bloomberg. The dotted line represents a hypothetical Conversion Price equal to 83.00% of the Official Closing Price on October 24, 2014. The actual Conversion Price will be determined on the Trade Date and will be based on the Official Closing Price of CHK on the Trade Date. **Past performance of the Reference Stock is not indicative of its future performance.**

**Historical Performance of the Common Stock of Chesapeake Energy Corporation**



Source: Bloomberg

## Southwest Airlines Co.

According to publicly available information, Southwest Airlines Co. is a domestic airline that provides primarily short-haul, high-frequency, point-to-point service. The company offers flights throughout the United States. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-07259 or its CIK Code: 0000092380.

### Historical Information

The following table sets forth the quarterly high and low intraday prices, and end-of-quarter closing prices for LUV, based on daily prices on its primary exchange, as reported by Bloomberg. LUV's Official Closing Price on October 24, 2014 was $33.87. The actual Initial Price will be the Official Closing Price of LUV on the Trade Date. **Past performance of the Reference Stock is not indicative of its future performance.**

| Quarter Begin | Quarter End | Quarterly High | Quarterly Low | Quarterly Close |
|---|---|---|---|---|
| 1/2/2008 | 3/31/2008 | $13.10 | $11.02 | $12.40 |
| 4/1/2008 | 6/30/2008 | $14.88 | $11.75 | $13.04 |
| 7/1/2008 | 9/30/2008 | $16.77 | $12.68 | $14.51 |
| 10/1/2008 | 12/31/2008 | $14.97 | $7.05 | $8.62 |
| 1/2/2009 | 3/31/2009 | $9.95 | $4.95 | $6.33 |
| 4/1/2009 | 6/30/2009 | $7.75 | $6.02 | $6.73 |
| 7/1/2009 | 9/30/2009 | $10.19 | $6.40 | $9.60 |
| 10/1/2009 | 12/31/2009 | $11.78 | $8.10 | $11.43 |
| 1/3/2010 | 3/31/2010 | $13.42 | $10.91 | $13.22 |
| 4/1/2010 | 6/30/2010 | $13.97 | $11.06 | $11.11 |
| 7/1/2010 | 9/30/2010 | $14.15 | $10.52 | $13.07 |
| 10/1/2010 | 12/31/2010 | $14.32 | $12.32 | $12.98 |
| 1/3/2011 | 3/31/2011 | $13.59 | $11.43 | $12.63 |
| 4/1/2011 | 6/30/2011 | $12.87 | $10.68 | $11.42 |
| 7/1/2011 | 9/30/2011 | $11.65 | $7.79 | $8.04 |
| 10/3/2011 | 12/30/2011 | $9.28 | $7.15 | $8.56 |
| 1/3/2012 | 3/30/2012 | $10.05 | $8.04 | $8.24 |
| 4/2/2012 | 6/29/2012 | $9.42 | $7.76 | $9.22 |
| 7/2/2012 | 9/28/2012 | $9.78 | $8.45 | $8.77 |
| 10/1/2012 | 12/31/2012 | $10.61 | $8.68 | $10.24 |
| 1/2/2013 | 3/29/2013 | $13.57 | $10.36 | $13.48 |
| 4/1/2013 | 6/28/2013 | $14.55 | $12.45 | $12.89 |
| 7/1/2013 | 9/30/2013 | $14.82 | $12.58 | $14.56 |
| 10/1/2013 | 12/31/2013 | $18.99 | $14.48 | $18.84 |
| 1/2/2014 | 3/31/2014 | $24.16 | $18.78 | $23.61 |
| 4/1/2014 | 6/30/2014 | $27.70 | $22.35 | $26.86 |
| 7/1/2014 | 9/30/2014 | $35.39 | $25.86 | $33.77 |
| 10/1/2014* | 10/24/2014* | $35.35 | $28.41 | $33.87 |

* This free writing prospectus includes data for the fourth calendar quarter of 2014 for the period from October 1, 2014 through October 24, 2014. Accordingly the "Quarterly High," "Quarterly Low," and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth quarter of 2014.

The graph below illustrates the performance of LUV from January 1, 2008 through October 24, 2014, based on closing price information from Bloomberg. The dotted line represents a hypothetical Conversion Price equal to 85.00% of the Official Closing Price on October 24, 2014. The actual Conversion Price will be determined on the Trade Date and will be based on the Official Closing Price of LUV on the Trade Date. **Past performance of the Reference Stock is not indicative of its future performance.**

**Historical Performance of the Common Stock of Southwest Airlines Co.**



Source: Bloomberg

## Palo Alto Networks, Inc.

According to publicly available information, Palo Alto Networks, Inc. provides network security solutions. The company offers firewalls that identify and control applications, scan content to stop threats, prevent data leakage, integrated application, user, and content visibility. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-35594 or its CIK Code: 0001327567.

### Historical Information

The following table sets forth the quarterly high and low intraday prices, and end-of-quarter closing prices for PANW, based on daily prices on its primary exchange, as reported by Bloomberg.  PANW's Official Closing Price on October 24, 2014 was $108.06. The actual Initial Price will be the Official Closing Price of PANW on the Trade Date.  **Past performance of the Reference Stock is not indicative of its future performance.**

| Quarter Begin | Quarter End | Quarterly High | Quarterly Low | Quarterly Close |
|---|---|---|---|---|
| 7/20/2012* | 9/28/2012 | $72.54 | $51.10 | $61.57 |
| 10/1/2012 | 12/31/2012 | $67.00 | $47.69 | $53.52 |
| 1/2/2013 | 3/29/2013 | $62.12 | $47.00 | $56.60 |
| 4/1/2013 | 6/28/2013 | $56.59 | $39.11 | $42.16 |
| 7/1/2013 | 9/30/2013 | $50.84 | $41.04 | $45.82 |
| 10/1/2013 | 12/31/2013 | $57.90 | $40.36 | $57.47 |
| 1/2/2014 | 3/31/2014 | $80.84 | $54.73 | $68.60 |
| 4/1/2014 | 6/30/2014 | $85.65 | $57.48 | $83.85 |
| 7/1/2014 | 9/30/2014 | $102.43 | $73.15 | $98.10 |
| 10/1/2014* | 10/24/2014** | $108.45 | $87.86 | $108.06 |

* The date when PANW began publicly traded.

** This free writing prospectus includes data for the fourth calendar quarter of 2014 for the period from October 1, 2014 through October 24, 2014. Accordingly the "Quarterly High," "Quarterly Low," and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth quarter of 2014.

The graph below illustrates the performance of PANW from July 20, 2012, the date when PANW began publicly traded, through October 24, 2014, based on closing price information from Bloomberg. The dotted line represents a hypothetical Conversion Price equal to 78.00% of the Official Closing Price on October 24, 2014. The actual Conversion Price will be determined on the Trade Date and will be based on the Official Closing Price of PANW on the Trade Date. **Past performance of the Reference Stock is not indicative of its future performance.**

**Historical Performance of the Common Stock of Palo Alto Networks, Inc.**



Source: Bloomberg

## Workday, Inc.

According to publicly available information, Workday, Inc. provides enterprise cloud-based applications. The company offers human capital, spend, and financial management, as well as payroll, initiatives and higher education solutions. It serves the finance, healthcare, manufacturing, education and technology industries worldwide. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-35680 or its CIK Code: 0001327811.

### Historical Information

The following table sets forth the quarterly high and low intraday prices, and end-of-quarter closing prices for WDAY, based on daily prices on its primary exchange, as reported by Bloomberg. WDAY's Official Closing Price on October 24, 2014 was $89.51. The actual Initial Price will be the Official Closing Price of WDAY on the Trade Date. **Past performance of the Reference Stock is not indicative of its future performance.**

| Quarter Begin | Quarter End | Quarterly High | Quarterly Low | Quarterly Close |
|---|---|---|---|---|
| 10/12/2012* | 12/31/2012 | $57.17 | $45.05 | $54.50 |
| 1/2/2013 | 3/29/2013 | $65.00 | $50.05 | $61.63 |
| 4/1/2013 | 6/28/2013 | $69.75 | $55.25 | $64.09 |
| 7/1/2013 | 9/30/2013 | $84.40 | $63.52 | $80.93 |
| 10/1/2013 | 12/31/2013 | $83.68 | $70.93 | $83.16 |
| 1/2/2014 | 3/31/2014 | $116.46 | $80.57 | $91.43 |
| 4/1/2014 | 6/30/2014 | $96.48 | $64.21 | $89.86 |
| 7/1/2014 | 9/30/2014 | $94.44 | $76.85 | $82.50 |
| 10/1/2014* | 10/24/2014* | $89.83 | $75.28 | $89.51 |

* The date when WDAY began publicly traded.

** This free writing prospectus includes data for the fourth calendar quarter of 2014 for the period from October 1, 2014 through October 24, 2014. Accordingly the "Quarterly High," "Quarterly Low," and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth quarter of 2014.

The graph below illustrates the performance of WDAY from October 12, 2012, the date when WDAY began publicly traded, through October 24, 2014, based on closing price information from Bloomberg. The dotted line represents a hypothetical Conversion Price equal to 78.00% of the Official Closing Price on October 24, 2014. The actual Conversion Price will be determined on the Trade Date and will be based on the Official Closing Price of WDAY on the Trade Date. **Past performance of the Reference Stock is not indicative of its future performance.**

**Historical Performance of the Common Stock of Workday, Inc.**



Source: Bloomberg

## Events of Default and Acceleration

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Indicative Terms—Payment at Maturity" in this free writing prospectus, except that the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for the purposes of determining the Final Price. Holders of the Notes will also receive accrued and unpaid interest. If a Market Disruption Event exists with respect to the Reference Stock on that scheduled trading day, then the accelerated Final Valuation Date for the Reference Stock will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

## Supplemental Plan of Distribution

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to UBS Financial Services Inc. (the "Agent"). HSBC will agree to sell to the Agent, and the Agent will agree to purchase, all of the Notes at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the Notes. HSBC has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the accompanying prospectus supplement and the prospectus. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount to its affiliates.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the Notes in the secondary market, but is not required to do so. HSBC or HSBC's affiliate will enter into swap agreements or related hedge transactions with one of HSBC's other affiliates or unaffiliated counterparties in connection with the sale of the Notes and the agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the accompanying prospectus supplement.